Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Fiscal Year Ended August 31,					Nine Months Ended		LTM
	2000	2001	2002	2003	2004	May 31, 2004	May 31, 2005	May 31, 2005
FIXED CHARGES
Interest expensed and capitalized	$22,962	$21,051	$20,064	$21,376	$21,445	$15,693	$18,379	$24,131
Amortized premiums related to indebtedness	683	923	818	928	925	666	497	756
Estimate of interest within rental expense	349	338	3,252	4,422	4,333	3,349	3,199	4,183

Total Fixed Charges	$23,994	$22,312	$24,134	$26,726	$26,703	$19,708	$22,075	$29,070

EARNINGS
ADD
Pretax income (loss) from continuing operations before minority interest in consolidated subsidiaries or income (loss) from equity investees	$13,513	$29,300	$(40,537)	$(8,641)	$18,795	$13,644	$(2,342)	$2,809
Fixed Charges	23,994	22,312	24,134	26,726	26,703	19,708	22,075	29,070
TOTAL ADJUSTMENT EARNINGS	$37,507	$51,612	$(16,403)	$18,085	$45,498	$33,352	$19,733	$31,879

RATIO OF ADJUSTED EARNINGS TO FIXED CHARGES	1.6x	2.3x	—	—	1.7x	1.7x	—	1.1x

DEFICIENCY OF EARNINGS TO FIXED CHARGES	$—	$—	$(40,537)	$(8,641)	$—	$—	$(2,342)	$—